ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated December 1, 2010

An efficient way to trade the VIX Futures Curve

The VIX futures curve is often far steeper in the near-term than in the far-term. As investors look to diversify their investment portfolios, money has poured into products that offer access to short-term VIX futures contracts, driving up contract prices significantly and further steepening the shorter end of the curve.

Investors can capitalize on this arbitrage opportunity by selling shorter-dated contracts and letting them roll down the curve, while simultaneously buying the longer-dated contracts to offset taking a directional view on volatility. This strategy is now available through UBS E-TRACS Daily Long-Short VIX ETN (UBS XVIX).

A cost-efficient way to trade the term structure and capitalize on this price difference, UBS XVIX is based on the performance of the S&P 500 VIX Futures Term-Structure Index Excess Return™. Through this Index, which is a composite of two sub-indices, UBS XVIX provides sophisticated investors with a long, 100% exposure to S&P 500 VIX Mid-Term Futures™ Index ER and a 50% short, or inverse, exposure to the S&P 500 VIX Short-Term Futures™ Index ER, rebalanced daily. This ETN seeks to provide investors with:

•	The opportunity to capitalize on the steepness of the short end of the VIX futures curve
•	A strategy that is historically uncorrelated to stock market returns

For more information

g Factsheet

g  Prospectus

www.ubs.com/e-tracs

Questions? Contact us

Christopher Yeagley

Tel: +1-203-719 7200

christopher.yeagley@ubs.com

•	Convenience of an exchange-traded security

Product profile

Ticker	XVIX

Primary Exchange	NYSE Arca

Underlying Index	S&P 500 VIX Futures Term-Structure Index ER™

Issuer	UBS AG

Issuer Credit Rating*	Aa3 (Moody’s); A+ (S&P and Fitch)

Yearly Fee (%)	0.85% accrued on a daily basis

Estimated historical and historical returns (annualized)

	1 Yr	3 Yr

S&P 500 VIX Futures Term-Structure Index ER™**	55.32%	31.11%

S&P 500 VIX Short-Term Futures™ Index ER**	-69.48%	-39.58%

S&P 500 VIX Mid-Term Futures™ Index ER**	-9.70%	6.37%

S&P 500® Index	7.09%	-5.45%

**Estimatedhistorical and historical results as of November 26, 2010. The data for the Index and the sub-indices for the period prior to their inception in November 2010, and April 2008, respectively, is estimated and derived by using the respective calculation methodologies with historical prices. Source: Standard & Poor’s and Dow Jones. This information is furnished as a matter of information only. Estimated historical and historical performance of the Index and the sub-indices is not an indication of future performance. Future performance of the Index and the sub-indices may differ significantly from estimated historical and historical performance, either positively or negatively.

About the sub-indices

•	S&P 500 VIX Mid-Term Futures™ Index ER measures the return from a daily rolling long position in the fourth, fifth, sixth and seventh month VIX futures contracts.

•	S&P 500 VIX Short-Term Futures™ Index ER measures the return from a daily rolling long position in the first and second month VIX futures contracts.

An investment in UBS E-TRACS is subject to a number of risks, including the risk of loss of some or all of the investor’s principal.

For more information about UBS XVIX and UBS E-TRACS, please visit www.ubs.com/e-tracs.

www.ubs.com/e-tracs

*The issuer credit rating above pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials.

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275).

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect.

© UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500™,” “S&P 500 VIX Futures Term-Structure Index ER™,” “S&P 500 VIX Short-Term Futures™ Index ER,” and “S&P 500 VIX Mid-Term Futures™ Index ER,” are trademarks of S&P and have been licensed for use by UBS. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETN or any member of the public regarding the advisability of investing in securities generally or in the ETN or in the ability of the Index to track market performance. Other marks may be trademarks of their respective owners. All rights reserved.

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